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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollister Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

713 New Market Drive
(No. and Street)

Mt. Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood 404-317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser and Company, LLC
(Name – *if individual, state last, first, middle name*)

149 East Bay Street Suite 200 (Address) Charleston (City) South Carolina (State) 29401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollister Associates, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Jamie W. Keeling 02/28/2020

Notary Public

JAMIE W KEELING NOTARY PUBLIC Exp. June 21, 2022 FULTON COUNTY, GA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLISTER ASSOCIATES, LLC
MOUNT PLEASANT, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

GLASER + COMPANY
certified public accountants

HOLLISTER ASSOCIATES, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES AND REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Hollister Associates, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hollister Associates, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Hollister Associates, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCOAB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental schedules I to III on pages 10 to 13 have been subjected to audit procedures performed in conjunction with the audit of Hollister Associates, LLC's financial statements. The supplemental information is the responsibility of Hollister Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, supplemental schedules I to III on pages 10 to 13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Glaser and Company, LLC

We have served as the Hollister Associates, LLC's auditor since 2015
Glaser and Company, LLC
Charleston, South Carolina
February 26, 2020

HOLLISTER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	26,751
Accounts receivable		73,775
Total Assets	$	100,526

LIABILITIES AND MEMBERS' EQUITY

Total Liabilities	$	-
Members' Equity		100,526
Total Members' Equity		100,526
Total Liabilities and Members' Equity	$	100,526

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Commissions and fees	$	3,005,605
Consulting		2,108,410
Representative fees		512,508
Reimbursement income		1,939
Interest and other income		39
		5,628,501
EXPENSES:		
Commissions		5,113,925
Professional services		52,700
Regulatory fees		47,488
Insurance		2,180
Contract labor		311,236
Other expenses		35,700
		5,563,229
Net Income	$	65,272

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Members' Equity, Beginning of Year	$	35,254
Contributions		-
Distributions		-
Net Income		65,272
Members' Equity, End of Year	$	100,526

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, Beginning of Year	$ -
Increases	-
Decreases	-
Balance, End of Year	$ -

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:		
Cash received from customers	$	5,560,006
Cash paid to suppliers and contractors		(5,566,214)
Net cash used for operating activities		(6,208)
Net Decrease in Cash and Cash Equivalents		(6,208)
Cash and Cash Equivalents, Beginning of Year		32,959
Cash and Cash Equivalents, End of Year	$	26,751
Reconciliation of Net Income to Net Cash Used for Operating Activities:		
Net Income	$	65,272
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in accounts receivable		(68,495)
Change in accounts payable		(2,985)
Net Cash Used for Operating Activities	$	(6,208)

See Accompanying Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Hollister Associates, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Hollister Associates, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides mergers and acquisitions, capital raising, and consulting services to institutions and funds through associated persons. Hollister Associates, LLC is a limited liability company organized under the laws of the State of South Carolina.

The Company operates under the provisions of Paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Limited Liability Company
The operating agreement of the Company provides that the Company is shall continue to operate unless terminated earlier in accordance with the terms of the operating agreement or the South Carolina Uniform Limited Liability Company Act.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and may from time to time be in excess of those limits. For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions
Commission's revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018. The adoption of this ASU did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of a single performance obligation.

Consulting fees are substantially reported based on an hourly rate or arranged project rate, and billed on a monthly basis and recognized in the period of service. Commissions and fees are recognized under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Consulting and commissions earned and generally passed on to affiliated representatives as commission expense (with a small percentage retained by the Company in some instances). Representative fees are billed monthly to participating representatives and are recognized in the month of service and is the primary operating revenue for the Company.

New Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016- 02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company does not have any leasing arrangements.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Industry and Regulatory Requirements

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $26,751, which was in excess of its required net capital.

4. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2019, through February 26, 2020 which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I – COMPUTATION NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

Aggregate Indebtedness:		
Accounts payable and other liabilities	$	-
Total aggregate indebtedness:	$	-
Net Capital:		
Members' equity	$	100,526
Adjustments to net capital:		
Accounts receivable		(73,775)
Net Capital, as defined		26,751
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	21,751
Ratio of Aggregate Indebtedness to Net Capital		0.00%

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I – COMPUTATION NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2019

	UNAUDITED	
	Per FOCUS Report	**Difference from Audited Financial**
Aggregate Indebtedness:		
Total aggregate indebtedness:	$ -	$ -
Net Capital:		
Member's equity	$ 100,526	$ -
Adjustments to net capital:		
Accounts receivable	(73,775)	-
Net Capital, as defined	26,751	-
Minimum Net Capital Requirement	5,000	-
Net Capital in Excess of Requirement	$ 21,751	$ -
Ratio of Aggregate Indebtedness to Net Capital	0.00%	

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Hollister Associates, LLC on X-17a-5. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2019.

HOLLISTER ASSOCIATES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

GLASER & COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hollister Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hollister Associates, LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Hollister Associates, LLC stated that Hollister Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hollister Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Hollister Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Glaser and Company, LLC

Glaser and Company, LLC
Charleston, South Carolina
February 26, 2020

Glaser and Company, LLC
149 East Bay Street, Suite 200, Charleston, South Carolina
www.glasercompany.com | P 843.849.0655 | F 843.872.0533 |

Hollister Associates, LLC
SEC Rule 15c3-3 Exemption

Hollister Associates, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2019. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO